EXHIBIT 4.3
                                                                     -----------

                                NETWORK SIX, INC.
                      DESCRIPTION OF RESTRICTED STOCK PLAN
                                  JUNE 10, 1998

BACKGROUND  AND  PURPOSE:

Increasing employee ownership is an important goal of Network Six, Inc. There are a number of ways to accomplish this. One method is to set aside shares of the Company's common stock for employees to purchase or to be awarded based on performance or other reasons. The Restricted Stock Plan (RSP) has been established specifically for the purpose of increasing employee ownership in the Company. The Company's shareholders have authorized 100,000 shares to be set aside for the plan.


AWARDS:

Awards will be made based on employee performance. It is expected that the RSP will primarily be used to award key employees with incentive bonuses, in lieu of cash, on an annual basis. The CEO will recommend to the Compensation Committee of the Board of Directors all intended Bonus Share awards and the Compensation Committee will decide on all recommendations.


PROVISIONS:

All  stock  awarded  as  an  incentive  bonus  will be called Bonus Shares.  The
Company will issue stock certificates to employees representing the Bonus Shares, subject to risk of forfeiture. The Company will hold the certificates pursuant to stock powers signed and delivered by the employees. While the Company is holding the certificates, the shares represented thereby may not be transferred, pledged, encumbered or otherwise alienated by the employees. The certificates for the Bonus Shares will be delivered to the employees one third at the end of the first calendar year following the calendar year in which the Bonus Shares were issued and continue thereafter one third at the end of the second and third calendar years. While the Company is holding the Bonus Shares certificates, the employees will nonetheless be entitled to vote the Bonus Shares and receive dividends, if any, issued on the Bonus Shares, and exercise any and all rights associated with the Bonus Shares other than as restricted hereunder.

It is the Company's intention to register the Bonus Shares with the Securities and Exchange Commission so that they might be freely tradable when released to the employees. However, until such registration becomes effective, the sale or transfer of the Bonus Shares will be subject to restrictions imposed by federal and state securities laws, regulations and rules.


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FORFEITURE  OF  BONUS  SHARES:

Employees will forfeit Bonus Shares held by the Company under the following circumstances:

1.     The  Employee  terminates  his  employment  with the Company voluntarily.

2.     The  Employee  and  the Company mutually agree to terminate the Employee.

3.     The  Company  terminates  the  Employee for performance or other reasons.

4.     The  Employee  dies  or  becomes  disabled.


THIS PROGRAM IS SUBJECT TO TERMINATION AT ANY TIME OR CHANGE FROM TIME TO TIME AT THE COMPANY'S SOLE DISCRETION.


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